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AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

April 24, 2024

VIA EDGAR

Mr. Stephen Kim and Mr. Lyn Shenk

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AECOM
Form 10-K for Fiscal Year Ended September 30, 2023
Form 8-K Furnished February 5, 2024
File No. 000-52423

Dear Mr. Stephen Kim and Mr. Lyn Shenk:

This letter is in response to the comment letter, dated March 27, 2024, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in bold below.

The Company is requesting confidential treatment for certain figures included in the Company’s response to the SEC’s comments, which have been redacted and replaced with bracketed asterisks (“[***]”). Pursuant to Rule 83 of the SEC’s Rules on Information and Requests (17 C.F.R. §200.83), the Company has provided the unredacted response to the Staff under separate cover and a separate letter to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request.

Form 10-K for the fiscal year ended September 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal Year Ended September 30, 2023 Compared to the Fiscal Year Ended September 30, 2022 Consolidated Results, page 40

1.	A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you state the increase in Americas revenue was primarily driven by increased project activity in the Americas design business including growth in the Water, Transportation, and Environment markets, but you do not quantify these factors nor analyze the underlying reasons for the changes. For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discusses and analyzes your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results. As such, please consider expanding this section by:

•	Relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

•	Using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

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•	Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;

•	Ensuring that all material factors are quantified and analyzed (including separate disclosure of offsetting factors); and

•	Quantifying the effects of changes in price, volume, changes in contract estimates, and acquisitions (if any) on revenues and expense categories, where appropriate.

Please provide us with a copy of your intended revised disclosure.

AECOM’s Response to Comment 1

In response to the Staff’s comments, in future filings the Company will revise its disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional detail. An example of the revised disclosure using the Form 10-K for the fiscal year ended September 30, 2023 is below.

Fiscal year ended September 30, 2023 compared to the fiscal year ended September 30, 2022

Consolidated Results

	Fiscal Year Ended		Change
	September 30,	September 30,
	2023	2022	$	%
	($ in millions)
Revenue	$14,378.5	$13,148.2	$1,230.3	9.4%
Cost of revenue	13,433.0	12,300.2	1,132.8	9.2
Gross profit	945.5	848.0	97.5	11.5
Equity in (losses) earnings of joint ventures	(279.4)	53.6	(333.0)	(621.3)
General and administrative expenses	(153.6)	(147.3)	(6.3)	4.3
Restructuring cost	(188.4)	(107.5)	(80.9)	75.3
Income from operations	324.1	646.8	(322.7)	(49.9)
Other income	8.3	5.9	2.4	40.7
Interest income	40.3	8.2	32.1	391.5
Interest expense	(159.3)	(110.2)	(49.1)	44.6
Income from continuing operations before taxes	213.4	550.7	(337.3)	(61.2)
Income tax expense from continuing operations	56.1	136.1	(80.0)	(58.8)
Net income from continuing operations	157.3	414.6	(257.3)	(62.1)
Net loss from discontinued operations	(57.2)	(79.9)	22.7	(28.4)
Net income	100.1	334.7	(234.6)	(70.1)
Net income attributable to noncontrolling interests from continuing operations	(43.2)	(25.5)	(17.7)	69.4
Net (loss) income attributable to noncontrolling interests from discontinued operations	(1.6)	1.4	(3.0)	(214.3)
Net income attributable to noncontrolling interests	(44.8)	(24.1)	(20.7)	85.9
Net income attributable to AECOM from continuing operations	114.1	389.1	(275.0)	(70.7)
Net loss attributable to AECOM from discontinued operations	(58.8)	(78.5)	19.7	(25.1)
Net income attributable to AECOM	$55.3	$310.6	$(255.3)	(82.2)%

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The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended
	September 30,	September 30,
	2023	2022
Revenue	100.0%	100.0%
Cost of revenue	93.4	93.6
Gross profit	6.6	6.4
Equity in (losses) earnings of joint ventures	(1.9)	0.4
General and administrative expenses	(1.1)	(1.1)
Restructuring costs	(1.3)	(0.8)
Income from operations	2.3	4.9
Other income	0.1	0.0
Interest income	0.3	0.1
Interest expense	(1.2)	(0.8)
Income from continuing operations before taxes	1.5	4.2
Income tax expense from continuing operations	0.4	1.0
Net income from continuing operations	1.1	3.2
Net loss from discontinued operations	(0.4)	(0.7)
Net income	0.7	2.5
Net income attributable to noncontrolling interests from continuing operations	(0.3)	(0.2)
Net (loss) income attributable to noncontrolling interests from discontinued operations	0.0	0.0
Net income attributable to noncontrolling interests	(0.3)	(0.2)
Net income attributable to AECOM from continuing operations	0.8	3.0
Net loss attributable to AECOM from discontinued operations	(0.4)	(0.7)
Net income attributable to AECOM	0.4%	2.3%

Revenue

Our revenue for the year ended September 30, 2023 increased $1,230.3 million, or 9.4%, to $14,378.5 million as compared to $13,148.2 million for the corresponding period last year. Revenue increased across most of our end markets as a result of increased investment in infrastructure, sustainability and resilience, and energy transition driven by large, publicly financed, global infrastructure programs including the Infrastructure Investment and Jobs Act in the U.S. and similar large programs in our largest end markets globally. Our Water end market has been benefiting from increased investment to address drought, flooding, and drinking water scarcity. Our Transportation end market has been benefiting from incremental surface and transit investments across the globe, while our Environment end market has been benefiting from investments in new energy. Our Facilities end market has been benefiting from increasing demands for data centers and positive trends in decarbonization and green design. The quantification of the impact of these trends by end market is noted within our Americas and International reportable segment discussion below, where applicable, and represents substantially all of our revenue change.

In the course of providing our services, we routinely subcontract for services and incur other direct costs on behalf of our clients. These costs are passed through to clients and, in accordance with industry practice and GAAP, are included in our revenue and cost of revenue. Because these pass-through revenues can change significantly from project to project and period to period, changes in revenue may not be indicative of business trends. Pass-through revenues for the years ended September 30, 2023 and 2022 were $7.7 billion and $6.8 billion, respectively. Pass-through revenue as a percentage of total revenue was 53% and 52% during the year ended September 30, 2023 and 2022, respectively.

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Cost of Revenue

Our cost of revenue increased to $13,433.0 million for the year ended September 30, 2023 compared to $12,300.2 million in the prior year, an increase of $1,132.8 million, or 9.2%. Substantially all of the change in our cost of revenue occurred in our Americas and International reportable segments, which is discussed in more detail below.

Gross Profit

Our gross profit for the year ended September 30, 2023 increased $97.5 million, or 11.5%, to $945.5 million as compared to $848.0 million for the corresponding period last year. For the year ended September 30, 2023, gross profit, as a percentage of revenue, increased to 6.6% from 6.4% in the year ended September 30, 2022.

Gross profit changes were due to the reasons noted in Americas and International reportable segments below.

Equity in (Losses) Earnings of Joint Ventures

Our equity in losses of joint ventures for the year ended September 30, 2023 was $279.4 million as compared to equity in earnings of $53.6 million in the corresponding period last year.

The decrease in earnings of joint ventures for the year ended September 30, 2023 compared to the same period in the prior year was primarily due to impairment losses recorded in our AECOM Capital segment during the third quarter of fiscal 2023. These impairments were primarily as a result of a project-by-project review of the existing investment portfolio, the expected acceleration of exits from certain investments caused by a change in strategy, and volatility in the commercial real estate market caused by higher interest rates and lack of liquidity.

General and Administrative Expenses

Our general and administrative expenses for the year ended September 30, 2023 increased $6.3 million, or 4.3%, to $153.6 million as compared to $147.3 million for the corresponding period last year. For the years ended September 30, 2023 and 2022, general and administrative expenses as a percentage of revenue remained unchanged at 1.1%.

Restructuring Costs

Restructuring expenses are comprised of personnel costs, real estate costs, and costs associated with business exits. During fiscal year ended September 30, 2023, we incurred total restructuring expenses of $188.4 million primarily related to actions taken to align our real estate portfolio with our employee flexibility initiatives and costs incurred in preparation for the exit of certain countries in Southeast Asia. During fiscal year ended September 30, 2022, we incurred restructuring expenses of $107.5 million, primarily related to costs associated with exit of Russia-related businesses and management actions to deliver margin improvement and efficiencies that result in a more agile organization.

Interest Income

Our interest income for the year ended September 30, 2023 increased to $40.3 million from $8.2 million for the corresponding period last year.

The increase in interest income for the year ended September 30, 2023 was primarily due to an increase in interest rates on our interest-bearing assets.

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Interest Expense

Our interest expense for the year ended September 30, 2023 was $159.3 million as compared to $110.2 million for the corresponding period last year.

The increase in interest expense for the year ended September 30, 2023 was primarily due to an increase in interest rates on the variable component of our debt.

Income Tax Expense

Our income tax expense for the year ended September 30, 2023 was $56.1 million compared to $136.1 million for the corresponding period last year. The decrease in tax expense for the current period compared to the corresponding period last year was due primarily to a tax benefit of $65.0 million related to the AECOM Capital impairment charge, including an increase in valuation allowances of $21.0 million for the portion of the charge that is not expected to be realized, and a net tax benefit recorded in fiscal 2022 related to changes in valuation allowances providing a tax benefit of $21.9 million and foreign uncertain tax provisions generating a tax expense of $16.1 million.

During the first quarter of fiscal 2022, valuation allowances in the amount of $21.9 million primarily related to net operating losses in certain foreign entities were released due to sufficient positive evidence. The positive evidence included a realignment of our global transfer pricing methodology which resulted in forecasting the utilization of the net operating losses within the foreseeable future.

We are currently under tax audit in several jurisdictions including the U.S. and believe the outcomes which are reasonably possible within the next twelve months, including lapses in statutes of limitations, could result in future adjustments, but will not result in a material change in the liability for uncertain tax positions.

We regularly integrate and consolidate our business operations and legal entity structure, and such internal initiatives could impact the assessment of uncertain tax positions, indefinite reinvestment assertions and the realizability of deferred tax assets.

Net Loss From Discontinued Operations

During the first quarter of fiscal 2020, management approved a plan to dispose of via sale our self-perform at-risk construction businesses. As a result of these strategic actions, the self-perform at-risk construction businesses were classified as discontinued operations. That classification was applied retrospectively for all periods presented.

Net loss from discontinued operations was $57.2 million for the year ended September 30, 2023 and net loss was $79.9 million for the year ended September 30, 2022, a decrease of $22.7 million. The decrease in net loss from discontinued operations for the year ended September 30, 2023 was primarily due to losses related to revisions of estimates for our working capital obligations to be paid and contingent consideration receivable related to the civil infrastructure business recorded in the first half of fiscal 2022 that did not recur to the same extent in fiscal 2023.

Net Income Attributable to AECOM

The factors described above resulted in the net income attributable to AECOM of $55.3 million for the year ended September 30, 2023, as compared to the net income attributable to AECOM of $310.6 million for the corresponding period last year.

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AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Results of Operations by Reportable Segment

Americas

	Fiscal Year Ended
	September 30,	September 30,	Change
	2023	2022	$	%
	( in millions)
Revenue	$10,975.7	$9,939.3	$1,036.4	10.4%
Cost of revenue	10,276.0	9,299.4	976.6	10.5
Gross profit	$699.7	$639.9	$59.8	9.3%

The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended
	September 30,	September 30,
	2023	2022
Revenue	100.0%	100.0%
Cost of revenue	93.6	93.6
Gross profit	6.4%	6.4%

Revenue

Revenue for our Americas segment for the year ended September 30, 2023 increased $1,036.4 million, or 10.4%, to $10,975.7 million as compared to $9,939.3 million for the corresponding period last year.

The increase in revenue for the year ended September 30, 2023 was ~~primarily~~ driven by ~~increased~~ organic growth and an increase in pass-through revenues of $828.5 million due to a higher proportion of contracts requiring us to subcontract work on behalf of our clients and revenue from project activity in the Americas design business including growth in the Water end market of $41.0 million, growth in our Transportation end market of $108.1 million, and growth in our Environment end market~~s~~ of $56.9 million compared to the prior year, which have benefited from the end market trends discussed in the consolidated revenue section above.

Cost of Revenue

Cost of revenue for the year ended September 30, 2023 increased by $976.6 million, or 10.5%, to $10,276.0 million compared to $9,299.4 million for the corresponding period last year.

The increase in cost of revenue was consistent with the increase in revenue. The increase in cost of revenue for the year ended September 30, 2023 was due to an increase in subcontractor and other direct costs of $828.5 million due to a higher proportion of contracts requiring us to subcontract work on behalf of our clients, with the balance of the increase due to higher labor costs from an approximately 5% increase in headcount compared to the prior year.

Gross Profit

Gross profit for our Americas segment for the year ended September 30, 2023 increased $59.8 million, or 9.3%, to $699.7 million as compared to $639.9 million for the corresponding period last year. Gross profit, as a percentage of revenue, remained unchanged at 6.4% for the years ended September 30, 2023 and 2022.

The increase in gross profit for the year ended September 30, 2023 was primarily due to revenue growth and execution efficiency. In addition, underlying revenue, excluding pass-through revenues, increased as noted above and gross profit as a percentage of revenue was unchanged from the prior year.

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AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

International

	Fiscal Year Ended
	September 30,	September 30,	Change
	2023	2022	$	%
	(in millions)
Revenue	$3,402.1	$3,206.7	$195.4	6.1%
Cost of revenue	3,157.0	3,000.8	156.2	5.2
Gross profit	$245.1	$205.9	$39.2	19.0%

The following table presents the percentage relationship of statement of operations items to revenue:

	Fiscal Year Ended
	September 30,	September 30,
	2023	2022
Revenue	100.0%	100.0%
Cost of revenue	92.8	93.6
Gross profit	7.2%	6.4%

Revenue

Revenue for our International segment for the year ended September 30, 2023 increased $195.4 million, or 6.1%, to $3,402.1 million as compared to $3,206.7 million for the corresponding period last year.

The increase in revenue for the year ended September 30, 2023 was primarily due to increased growth in the United Kingdom of $67.8 million, Middle East of $121.6 million and Australia of $36.8 million compared to the prior year, which more than offset the $109.6 million impact of the stronger U.S. dollar as compared to the functional currencies of our foreign operations. Growth was led by the Transportation, Facilities, and Water end markets, which increased $174.4 million, $96.2 million, and $25.1 million, respectively, compared to the prior year, which have benefited from the end market trends discussed in the consolidated revenue section above, offset by the previously noted impact of a stronger U.S. dollar.

Cost of Revenue

Cost of revenue for the year ended September 30, 2023 increased $156.2 million, or 5.2%, to $3,157.0 million as compared to $3,000.8 million for the corresponding period last year.

The increase in cost of revenue for the year ended September 30, 2023 was due to an increase in labor costs of $146.9 million for an increase in annual average compensation while headcount was consistent with prior year. Cost of revenue decreased as a percentage of revenue compared to the prior year.

Gross Profit

Gross profit for our International segment for the year ended September 30, 2023 increased $39.2 million, or 19.0%, to $245.1 million as compared to $205.9 million for the corresponding period last year. As a percentage of revenue, gross profit increased to 7.2% of revenue for the year ended September 30, 2023 from 6.4% in the corresponding period last year.

The increase in gross profit and gross profit as a percentage of revenue for the year ended September 30, 2023 was primarily due to an increase in revenue and reduced costs resulting from country exits, ongoing investments in enterprise capability centers, shared service centers, and delivery efficiency.

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AECOM Capital

	Fiscal Year Ended
	September 30,	September 30,	Change
	2023	2022	$	%
	(in millions)
Revenue	$0.7	$2.2	$(1.5)	(68.2)%
Equity in earnings of joint ventures	$(303.9)	$24.4	$(328.3)	NM*
General and administrative expenses	$(12.6)	$(12.6)	$—	0.0%

* Not Meaningful

Equity in earnings of joint ventures for the year ended September 30, 2023 decreased $328.3 million, or 1345.5%, to a loss of $303.9 million compared to earnings of $24.4 million for the corresponding period in the prior year. The decrease was primarily due to impairment losses recognized in the third quarter of fiscal 2023.

2.	Please revise to discuss and analyze cost of revenue separately. Quantify and discuss the impact of each significant component of costs comprising cost of revenue that caused cost of revenue to materially vary (or not vary when expected to). This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenue. In addition, the impacts of material variances in components of cost of revenue that offset each other should be separately disclosed, quantified and discussed (and not netted). Given the potential for differing or offsetting results in your various segments, we encourage you to provide these disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of revenue at the segment level when a change in a segment’s cost of revenue impacts the segment’s measure of profit. Please provide us with a copy of your intended revised disclosure.

AECOM’s Response to Comment 2

In response to the Staff’s comments, in future filings the Company will revise its disclosures within Management’s Discussion and Analysis of Financial Condition and Results of Operations consistent with the response to Comment 1 above, which includes the revised disclosure discussing cost of revenue.

Notes to Consolidated Financial Statements

Note 16. Other Financial Information, page 88

3.	You disclose you did not have material revisions to estimates for contract where revenue is recognized using the input method during the twelve months ended September 30, 2023 and 2022. Please tell us the aggregate impact of changes in contract estimates on your results of operations for each year of the three year period ended September 30, 2023. Please also tell us your basis for measuring this aggregate amount, including whether individual contract amount thresholds were used in determining the aggregate amount. Refer to ASC 250-10-50-4.

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AECOM’s Response to Comment 3

The Company determines the aggregate impact to its changes in estimates by analyzing the quarterly change in gross profit percentage on a contract-by-contract basis. The Company typically has approximately 35,000 active projects at any given time with an average project duration of less than one year. Changes in gross profit percentage are influenced by both changes in estimates and contract modifications. The Company investigates any change in gross profit percentage related to changes in estimates that result in an increase or decrease in revenue of greater than $1 million for the period at an individual contract level, which changes aggregated to less than 0.1% of revenues for each of the last three fiscal years. As such, the Company determined the aggregate impact did not have a material impact to its financial statements for each year of the three-year period ended September 30, 2023.

Note 19, Reportable Segments and Geographic Information, page 91

4.	Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or as a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments.

AECOM’s Response to Comment 4

Determination of operating segments

The Company regularly assesses its segment presentation based on the criteria outlined in ASC 280-10 and is primarily organized in a geographical operating and reporting structure. The Company has identified seven operating segments that aggregate to three reportable segments consistent with the principles of ASC 280, as illustrated below.

Reportable Segments	Operating Segments
Americas	Design and Consulting Services Americas (“DCSA”)
Construction Management (“CM”)
International	Europe & India (“E&I”)
Middle East and Africa (“MEA”)
Asia
Australia & New Zealand (“ANZ”)
ACAP	AECOM Capital (“ACAP”)

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Consistent with ASC 280-10-50-1, each of these operating segments perform business activities from which they earn revenue and incur expenses, have discrete financial information available, and the operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”), which is the Company’s chief executive officer, to allocate resources and assess the performance of the operating segment. The CODM evaluates the performance of each operating segment based on, among other things, revenue less pass-through revenue (“NSR”), attributable earnings before interest, tax and amortization (“EBITA”), and operating cash flows.

The Company’s Americas reportable segment is comprised of the DCSA operating segment and the CM operating segment, both which operate primarily in the United States. The Company’s International reportable segment is comprised of the E&I, MEA, Asia, and ANZ operating segments that operate in countries within those geographic regions. These operating segments provide substantially the same services, but to clients in different geographical regions. Specifically, they provide planning, consulting, architectural and engineering design services, and program and construction management services to public and private clients. The Company’s seventh operating segment, AECOM Capital (“ACAP”), is its own reportable segment and primarily invests in and develops real estate projects. Consistent with ASC 280-10-50-4, certain expenses that are determined to relate to the Company as a whole are not deemed to be part of an operating segment and are reported within Corporate.

Like many large companies, the Company also reports financial information on a global end market basis and designates global business line leaders to increase efficiency in sales pursuits and project delivery. These global business lines include Transportation, Facilities, Water, Environment, and Program Management. The CODM receives financial information such as NSR and EBITA by global business lines. However, the financial information provided to the CODM for global business lines is a byproduct of either the geographic reporting, planning, and forecasting or by the end client of the contract and does not contain the same level of financial information the CODM utilizes from the geographic operations to make resource allocation decisions. Structurally and functionally, geographic business line leaders report through to geography managers. For example, the E&I Transportation leader reports to and is directly accountable to the E&I operating segment manager, not the global business line leader, and costs associated with functional support and real estate for the E&I Transportation leader are the responsibility of the E&I operating segment manager. Lastly, staffing and resource allocation decisions are made at the geographical level, not at a global business line level. As such, we do not believe that any of the global business lines constitute an operating segment as the financial information is not used by the CODM to make decisions to allocate resources and assess performance as required under ASC 280-10-50-1(b).

Aggregation of operating segments

The Company’s Americas and International reportable segments were determined after applying the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds outlined in ASC 280-10-50-12. Those criteria allow aggregation when:

•	Aggregation is consistent with the objective and basic principles of ASC 280
•	The operating segments have similar economic characteristics
•	Operating segments are similar in all of the following qualitative characteristics
•	The nature of the products and services
•	The nature of the production process

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•	The type or class of customer for their produces and services
•	The methods used to distribute their products or provide their services
•	If applicable, the nature of the regulatory environment

Aggregation is consistent with the objectives and basic principles of ASC 280

Rule 83 confidential treatment request made by AECOM; request number 1.

Consistent with the basic principles of ASC 280, aggregation is appropriate only when the operating segments are so similar that presenting the information separately would not significantly add to an investor’s understanding of an entity’s future prospects. As part of its Think and Act Globally strategy, the Company’s operating structure promotes greater connectivity and collaboration across its operating segments and global business lines. The Company has made substantial investments in enterprise capability centers, shared service centers, and digital solutions. These investments benefit the entire organization and allow the Company to allocate its best resources to its most critical projects around the world. However, there is still an important distinction between the Americas and the rest of the world. [***]

The aggregated operating segments have similar economic characteristics

The economic characteristics are similarly aligned. While ASC 280-10 includes long-term gross margin as an example of similar economic characteristics, the Company also considers different measures of profit or loss used by the CODM to assess performance. Specifically, the CODM considers NSR and EBITA as a percentage of NSR, including long-term EBITA as a percentage of NSR, as the main metric utilized by the CODM to allocate resources across the operating segments. These metrics are utilized in the short-term incentive compensation plans for segment managers and reported to the board of directors on a quarterly basis to track segment performance. Further, the operating segments’ annual financial plans are developed with EBITA as a percentage of NSR as the key metric, consistent with the Company’s external communication to its investors with a focus on increasing margin and profitability over the past three to four years. The following tables present NSR in millions, NSR growth, and EBITA as a percentage of NSR for the last three fiscal years and forecasts for fiscal years 2024 and 2025:

Rule 83 confidential treatment request made by AECOM; request number 2.

[***]

ASC 280 does not mandate a definitive threshold for determining economic similarity but emphasizes management’s judgment. The Company identified a clear economic distinction between the America’s based businesses of DCSA and CM and the international businesses in E&I, MEA, Asia, and ANZ even though the nature of services provided is substantially the same.

Rule 83 confidential treatment request made by AECOM; request number 3.

[***]

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FOIA Confidential Treatment Requested by AECOM

Pursuant to 17 C.F.R. §200.83

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

The operating segments have similar characteristics – nature of the products and services

All of the Company’s operating segments provide knowledge-based professional infrastructure consulting services for a fee. These services include planning, consulting, architectural and engineering design, and program and construction management for industrial, commercial, institutional and government clients. For each of these services, the Company provides its technical expertise to its clients, including its expertise in civil, structural, process, mechanical, geotechnical systems, architectural, project economics, and health and safety work. The Company leverages the similarities to provide services and support bids across all operating segments. As noted above, the Company’s global business lines streamline work delivery and place the best and most qualified professionals, regardless of geographic location, on the project to support successful outcomes for our clients such that projects in the Middle East, such as the developments at NEOM and Al Ula, are serviced by professionals in our E&I and ANZ operating segments. Our Northern Metropolis pursuit in Hong Kong in our Asia operating segment is supported by our teams in ANZ and will be delivered by professionals across the ANZ, E&I, and DCSA operating segments. The Company’s DCSA and CM operating segments routinely partner on large, complex projects, such as the New Terminal One at JFK International Airport, Intuit Dome, and the Los Angeles 2028 Olympics, as well as several projects within our Facilities end market. Lastly, our shared services center professionals work for each operating segment, providing consistent delivery of our services across the globe.

The aggregated operating segments have similar characteristics – nature of the production process

As previously noted, the Company’s production process is substantially similar across the operating segments and reflective of improvements in recent years through increased utilization of digital tools and shared service centers. The Company provides planning, consulting, architectural and engineering design, and program and construction management services to its clients utilizing a global set of tools and delivery standards. As clients are asking for innovative and advanced solutions to increasingly complex challenges, the Company’s digital suite of products, best practices, and investments in innovation are creating a more holistic, consistent approach to its work and client deliverables. The Company continues to expand the use of global shared service centers that provide consistent, quality deliverables to all operating segments for both direct and support activities and have already realized benefits of this structure by meeting the needs of its most challenging multinational clients.

The aggregated operating segments have similar characteristics – type or class of customer for their products and services

The primary customers for all of the operating segments are state and local governments, branches of the national government, airport and transportation authorities, other government funded organizations, and large private companies. These customers are primarily seeking services to build large construction projects, such as airports, high-rise buildings, sporting arenas, bridges and highways, or environmental facilities. For example, the Company has master services agreements with several large multinational companies to provide them with a consistent set of services and deliverables under a single agreement globally from the Company, regardless of the operating segment that is performing the services for these clients.

Confidential Treatment Requested by AECOM A000012

FOIA Confidential Treatment Requested by AECOM

Pursuant to 17 C.F.R. §200.83

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

The aggregated operating segments have similar characteristics – methods used to distribute their products or provide their services

All of the Company’s operating segments provide professional services to an owner that typically retains ownership of the output throughout the time the services are rendered. All of the operating segments employ professional engineers, architects, and project managers to deliver services to clients. Each of these operating segments recognize revenue over time as the services are rendered and are performed on-site at client locations, in the office, or a combination of both depending on the contract specifications from the client. Personnel and resources are routinely shared among geographies when skillsets to perform work are common and work product such as design documents and construction management work schedules can be performed anywhere in the globe and shared through the use of consistent technical software platforms and tools.

The aggregated operating segments have similar economic characteristics – nature of the regulatory environment

While professional services are not a highly regulated business, the regulatory environment will depend on the contracting agency, which may include state, local, or international governments, and the jurisdiction where the work is either performed or projects are being constructed. Though most jurisdictions will typically conform to a set of international standards, such as the International Building Code within the United States, there is disparity across jurisdictions. Even in a fragmented regulatory environment, the basis of design is generally consistent. The Company’s worldwide delivery model provides a benefit in providing a consistent product that helps to lower regulatory hurdles.

ACAP is unique among the other operating segments because it primarily invests in and develops real estate projects rather than provide consulting services. Accordingly, ACAP does not meet the aggregation criteria under ASC 280-10-50-12 and is presented as its own reportable segment.

The Company has reported information separately for all operating segments, including those that meet the aggregation criteria, as reportable segments, satisfying the quantitative thresholds required by ASC 280-10-50-12 and 280-10-50-14. Based on the similar characteristics noted above, we believe that reporting any of the operating segments that have been aggregated into the Americas and International reportable segments on an individual basis would not provide significant benefit to users of the financial statements and the aggregation of these operating segments is consistent with the objectives and basic principles of ASC 280.

In future filings, the Company will revise its disclosure for reportable segments and geographic information as follows:

The Company manages its operations under three reportable segments ~~Company’s reportable segments are presented~~ according to their geographic regions and business activities. The Company evaluates the performance of its reportable segments based on revenue less pass-through revenues and attributable earnings before interest, taxes, and amortization expense. The Americas segment provides planning, consulting, architectural and engineering design services, and construction management services to public and private clients in the United States, Canada, and Latin America, while the International segment provides similar professional services to public and private clients in Europe, the Middle East, India, Africa, and the Asia-Australia-Pacific regions. The Company’s AECOM Capital (ACAP) segment primarily invests in and develops real estate projects.

Confidential Treatment Requested by AECOM A000013

FOIA Confidential Treatment Requested by AECOM

Pursuant to 17 C.F.R. §200.83

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Although the services provided are similar, these reportable segments are organized by the differing specialized needs of the respective clients, and how the Company manages its business. The Company has aggregated ~~various~~ operating segments into its Americas and International reportable segments based on their similar characteristics, including similar long term financial performance, the nature of services provided, internal processes for delivering those services, and types of customers.

Form 8-K Furnished February 4, 2024

Exhibit 99.1 – Press Release, page 1

5.	Please revise to present the most directly comparable GAAP measures with equal or greater prominence as your non-GAAP measures. For example, we note references to adjusted EPS guidance and adjusted operating margin in the headlines and adjusted guidance in the section titled “Fiscal 2024 Financial Guidance.” Refer to Item 10(e)(l)(i)(A) of Regulation S-K.

AECOM’s Response to Comment 5

The Company acknowledges the Staff’s comment and in future earnings releases furnished on Form 8-K, the Company will not present adjusted EPS guidance, adjusted operating margin or other non-GAAP measures in the headlines unless accompanied by the most directly comparable GAAP measure with equal or greater prominence. The Company has historically only provided adjusted guidance and does not provide GAAP guidance to investors. In future earnings releases furnished on Form 8-K, the Company also will revise the section disclosing financial guidance, such as the section titled “Fiscal 2024 Financial Guidance,” to include a specific cross-reference to the non-GAAP reconciliation tables included in the earnings release.

Confidential Treatment Requested by AECOM A000014

FOIA Confidential Treatment Requested by AECOM

Pursuant to 17 C.F.R. §200.83

AECOM 13355 Noel Road Dallas, TX 7240 www.aecom.com	972.788.1000 tel

Closing

Please contact the undersigned at (714) 567-8559 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gaurav Kapoor
Gaurav Kapoor
Chief Financial Officer

cc:

W. Troy Rudd, Chief Executive Officer, AECOM

David Y. Gan, Chief Legal Officer, AECOM

Confidential Treatment Requested by AECOM A000015